

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

<u>Via E-Mail</u>
Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: CSP Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 18, 2013 by North & Webster LLC et al.**
> **File No. 000-10843**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. We note your response to prior comment one in our letter dated January 17, 2013; however, you have not provided us with an opinion of counsel. Please provide us with an opinion of counsel as to whether the participants' actions and proxy authority are valid under Massachusetts corporate and agency law. In the opinion of counsel, please also opine on the extent to which your authority under applicable state law is inconclusive.

2. Please provide us with your basis under state law for stating that broker non-votes will not be counted towards a quorum.

3. Please respond to the comments in our letter dated January 11, 2013.

Andrew M. Freedman
Olshan Frome Wolosky LLP
January 24, 2013
Page 2

4. Please revise to describe the effects on CSP if the quorum requirement is not met. For example, describe the effects on each of the company's proposals and the effects on the board, on CSP's Nasdaq listing requirements, and any state law requirement to conduct an annual meeting.

Important, page 6

5. We note your response to comment 10 in our letter dated January 17, 2013. Please revise to describe the other way that shareholders may ensure that their shares are not voted or counted towards the quorum requirement.

       Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

                                  Sincerely,

                                  /s/ Peggy Kim

                                  Peggy Kim
                                  Special Counsel
                                  Office of Mergers & Acquisitions